FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of June 2007

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On June 21, 2007 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Ronit Lerner

Title: Chief Financial Officer

Date: June 21, 2007

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Exhibit 1

Compugen Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on Tuesday, July 31th, 2007

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of Compugen Ltd. (the "Company"), an Israeli company, will be held at the Company`s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on July 31, 2007 at 10:00 AM (Israel time) for the following purposes:

1.                   To elect seven members to the Board of Directors of the Company out of which Prof. Yair Aharonowitz, Dr. Arie Ovadia and Prof. Joshua Shemer will be elected as external directors of the Company pursuant to the Israeli Companies Law - 1999 (the "Companies Law").

2.                   To approve the compensation terms of non-management directors of the Company.

3.                   To approve the issuance of stock options to the Chairman of our Board of Directors, Mr. Martin Gerstel.

4.                   To approve certain compensation of our Chief Executive Officer and director, Mr. Alex Kotzer.

5.                   To amend our Articles of Association by adopting Amended and Restated Articles in accordance with changes made to the Companies Law and its regulations.

6.                   To extend the term during which non-management directors may exercise vested options after the term of their service.

7.                   To approve the indemnification and exculpation of directors.

8.                   To appoint the Company`s independent public accountants and to authorize the Company`s audit committee to determine their remuneration.

9.                   To transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on June 22, 2007, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of

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the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel.

By Order of the Board of Directors,

Martin Gerstel

Chairman of the Board

Tel Aviv, Israel

June 13, 2007

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PROXY STATEMENT

COMPUGEN LTD.

72 Pinchas Rosen Street

Tel Aviv 69512, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 31, 2007

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Compugen Ltd. (the "Company" or "Compugen") for use at the 2007 Annual General Meeting of Shareholders (the "Meeting") to be held on July 31, 2007, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of and to vote at the Meeting is established as of the close of business on June 22, 2007.

As of May 31, 2007, we had outstanding 28,162,202 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 0.01 (the "Ordinary Shares").

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about June 27, 2007. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not currently aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to the Company at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33.33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to August 7, 2007, at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

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Each of Proposals 1, 2, 3, 4, 5, 6, 7, and 8 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.  However, Proposal 1, as it relates to the appointment of Prof. Yair Aharonowitz, Dr. Arie Ovadia and Prof. Joshua Shemer as external directors pursuant to the Companies Law,  requires both (a) the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, and (b) either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto set forth information, as of April 16, 2007, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 28,162,202 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

Beneficial Owner
	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
AXA Assurances I.A.R.D. Mutuelle (1)	4,650,957	17.3%
Clal Biotechnology Industries Ltd (2)	3,056,274	10.85%
Martin S. Gerstel (3)	1,702,568	6.05%

(1) This disclosure is based on information disclosed by AXA Assurances I.A.R.D. Mutuelle on Form 13G, field with the SEC on February 13, 2007.

(2) Includes 10,526 shares held by Clal Industries & Investments Ltd. and 3,045,748 shares held by Clal Biotechnology Industries Ltd.  Clal Biotechnology Industries Ltd.`s address is 3 Azrieli Center, Tel Aviv, 67023, Israel.  This disclosure is based on information disclosed by Clal Biotechnology Industries Ltd. in its prospectus for listing on the Tel Aviv stock exchange dated May 21, 2007.

(3) Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, and 618,333 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary. Based on information disclosed by Mr. Martin Gerstel on Form 13G, filed with the SEC on May 7, 2007.

MATTERS RELATING TO THE 2007 ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors will be comprised of seven (7) members, four (4) of whom are elected to the Board of Directors until our next annual meeting, and three (3) of whom are elected to be external directors pursuant to the Companies Law, and, if elected, shall serve for a fixed term of three (3) years pursuant to the Companies Law.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director (or an external director, as applicable) if elected.  However, Dr. Fortuna will only begin his active service as a board member upon his retirement from his current position with Teva Pharmaceutical Industries Ltd. ("Teva") or at such earlier time as Teva may permit and until such time, Dr. Fortuna shall not participate in any board or committee meetings whatsoever.  Information on each nominee for director is set forth below.  The information is based upon the records of the Company and information provided by each nominee. If at the time of the Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

Set forth below are the names of, and certain other information concerning, the nominees for election as directors and external directors at the Meeting:

Name	Age	Position with the Company	Served as Director Since
Prof. Yair Aharonowitz	67	External Director Nominee	- - - -
Prof. Ruth Arnon	73	Director	May 2007
Dr. Gilead Fortuna	65	Director	May 2007
Martin S. Gerstel	65	Director and Chairman of the Board	August 1997
Alex Kotzer	61	Director and Chief Executive Officer	September 2005
Dr. Arie Ovadia	67	External Director Nominee	- - - -
Prof. Joshua Shemer	59	External Director Nominee	- - - -

Yair Aharonowitz, Ph.D., age 66, is a Professor of Microbiology and Biotechnology at Tel Aviv University (TAU). He was a visiting scientist at Oxford University, an Alberta Heritage Fellow at the University of Alberta, Edmonton, and a visiting professor at the Karolinska Institute and at the University of British Columbia. Professor Aharonowitz`s research interests include the molecular genetics and biosynthesis of antibiotics, molecular biology of microbial pathogens and the development of new targets for new antibiotics. He served as TAU Vice President and Dean for R&D, Chairman of the Department of Microbiology and Biotechnology and Chairman of the Institute of Biotechnology. He is a member of the TAU Executive Council and of the TAU Board of Governors. He served as the Chairman of Ramot Fund for Applied Research, as a member of TAU committee for strategic planning, on the TAU patent committee; he was a member of the

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National Committee for Biotechnology and served as a member of the Israel Prize committee (life sciences). He is a Fellow of the American Academy of Microbiology and a member of the Israeli Society of Microbiology.

Prof. Ruth Arnon, age 73, formerly Vice-President of the Weizmann Institute of Science (1988-1997), is a noted immunologist, having joined the Institute in 1960.  She served as Head of the Department of Chemical Immunology, Dean of the Faculty of Biology and Director of the Institute's MacArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions to the fields of vaccine development, cancer research and to the study of parasitic diseases.  Along with Prof. Michael Sela, she developed Copaxone® a drug for the treatment of multiple sclerosis which is presently marketed worldwide.  Prof. Arnon is a member of the Israel Academy of Sciences and presently chairs its Science Division.  She is an elected member of the European Molecular Biology Organization, served as President of the European Federation of Immunological Societies and as Secretary-General of the International Union of Immunological Societies.  Her awards include the Robert Koch Prize in Medical Sciences, Spain's Jiminez Diaz Memorial Prize, France's Legion of Honor, the Hadassah World Organization's Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, the Israel Prize and she received an Honorary Doctorate from Ben-Gurion University. Prof. Arnon is the Advisor for Science to the President of Israel and the incumbent of the Paul Ehrlich Chair in Immunochemistry.

Dr. Gilead Fortuna, age 65, has been a Vice President at Teva Pharmaceutical Industries Ltd. since 2001.  He was a member of the Israel Chemicals Management team, was President & CEO of IMI, President and CEO of Fertilizers and Chemicals and CTO of Israel Chemicals.  He was Vice President of Rafael for Marketing and Business Development and Vice President of Rafael for Operations.  He is currently the Chairman of Novetide, a Teva/IMI of Israel Chemicals JV, of Teva Beijing and serves on other Teva subsidiaries` boards.  Dr. Fortuna currently serves on, among others, committees for Strategy and Policy Development in the Chief Scientist office, Ministry of Defense, Israeli Industrial Association and served as a director of the major Israel Chemicals subsidiaries in the 1990's. Dr. Fortuna has a Ph.D in Chemical Engineering from the University of Illinois and MSc and a B.Sc (summa cum Laude) from the Technion, Israel Institute of Technology. He also attended the Advanced Management Program (AMP) at the Harvard Business School.

Martin S. Gerstel, age 65, has served as our chairman since August 1997. Prior to 1994, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, which he helped found in 1968. Mr. Gerstel is also the Chairman of Evogene Ltd. and Keddem Bioscience Ltd., co-founder and co-chairman of Itamar Medical, and serves as a director of Yissum Ltd., Yeda Ltd. and the Foundation for the US Foundation for the National Medals of Science and Technology. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and the Board of Governors of The Hebrew University of Jerusalem, and is an advisor to the Burrill Life Science Funds and the board of the Israel-US Bi-national Industrial Research and Development (BIRD) Foundation. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

Alex Kotzer, age 61, joined Compugen in September 2005 as President and Chief Executive Officer and a director. Mr. Kotzer brings with him over thirty years of senior managerial experience in various industries. Prior to joining Compugen, he served for twelve years at Serono (virt-x: SEO and NYSE: SRA), a global biotechnology leader, headquartered in Switzerland. During his tenure at Serono, Mr. Kotzer held several senior positions, most recently as Vice President of Biotechnology Manufacturing. Previously, Mr. Kotzer was President and Chief Executive Officer of InterPharm, Serono's Israeli affiliate. Before joining Serono, he held a variety

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of managerial positions in the food and chemical industries. Mr. Kotzer received his B.Sc. in Chemical Engineering from the Technion, Israel Institute of Technology, of Haifa, Israel.

Dr. Arie Ovadia, age 67, advises major Israeli companies on finance, accounting and valuations, and is a member of the board of directors of several corporations, including Israel Discount Bank, Phoenix Insurance Company, Elite Industries, Israel Petrochemical Industries, ViryaNet and Tadiran Communications. He has taught at New York University (New York, NY), Temple University (Philadelphia, PA) and, in Israel, at Tel Aviv and Bradford Universities. Dr. Ovadia serves as a member of the Israeli Accounting Board, and is a 14-year member of the Israeli Security Authority. Dr. Ovadia holds an undergraduate degree and an MBA from Tel Aviv University, and earned his PhD in economics from the Wharton School at the University of Pennsylvania.

Prof. Joshua Shemer, age 59, is Full Professor of Medicine at the Tel Aviv University and is currently the CEO of Steba Biotech N.V. In addition he is a member of the Board of Directors of Maccabi Healthcare Services and Chairman of Assuta Medical Centers.  Prof. Shemer is an Associate Editor at IMAJ and Harefuah, and a member of the Editorial Board of the International Journal of Technology Assessment in Health Care.  He is Director of the Executive Masters Program in Health Sciences at the Multi-disciplinary Program for Emergency & Disaster Management and teaches Medical Technology Management at the Faculty of Business Administration at Tel Aviv University.  He was a member and former chairman of the National Public Committee for Updating the National List of Health Services in Israel and the National Council for Trauma of the Israeli Ministry of Health.  Most recently, Prof. Shemer was the Director-General of Maccabi Healthcare Services. Prof. Shemer was formerly Director-General of the Ministry of Health and Surgeon General of the Israel Defense Forces Medical Corps. He is a graduate of the Hebrew University and Hadassah School of Medicine and Board certified in Internal Medicine in Israel.

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if the person or the person`s relative, partner, employer or any entity under the person`s control, has or had, on or within the two years preceding the date of the person`s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes:

●        an employment relationship;

●        a business or professional relationship maintained on a regular basis;

●        control; and

●        service as an office holder.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were recently enacted in regulations promulgated under the Companies Law (Companies Law Regulations (Conditions and Tests for Determining whether a Director has Expertise in Finance and Accounting and whether a Director is Professionally Qualified) - 2005 (the "External Director Qualification Regulations")).

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No person may serve as an external director if the person`s position or other business activities create, or may create a conflict of interest with the person`s responsibilities as an external director or may otherwise interfere with the person`s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

The initial term of an external director is three years and may be extended for one additional three-year period. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

The Company`s Board of Directors has recommended Prof. Yair Aharonowitz, Dr. Arie Ovadia and Prof. Joshua Shemer for election as external directors to fill the vacancies created by the expiration of the terms of Dr. Orna Berry and Mr. David Schlachet, to each serve for a period of three years and until their respective successors are duly elected and shall qualify.

The Board of Directors has determined that each of Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer qualify as an independent director under regulations promulgated by Nasdaq.

The Board of Directors will present the following resolution at the Meeting:

"RESOLVED that Mr. Martin Gerstel, Mr. Alex Kotzer, Prof. Ruth Arnon and Dr. Gilead Fortuna are hereby elected to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders or until their respective successors are duly elected and qualified and that each of Prof. Yair Aharonowitz, Dr. Arie Ovadia, and Prof. Joshua Shemer are hereby elected to serve as external directors of the Company pursuant to the Companies Law, for a three-year term and until their respective successors are duly elected and shall qualify."

The election of all director nominees requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal and, in addition, the election of Prof. Yair Aharonowitz, Dr. Arie Ovadia and Prof. Joshua Shemer as external directors requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

The Board of Directors recommends that the shareholders vote "FOR" the election of each of Mr. Martin Gerstel, Mr. Alex Kotzer, Prof. Ruth Arnon and Dr. Gilead Fortuna as directors of the Company and each of Prof. Yair Aharonowitz, Dr. Arie Ovadia and Prof. Joshua Shemer as external directors of the Company.

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PROPOSAL NO. 2

APPROVAL OF THE COMPENSATION TERMS OF NON-MANAGEMENT DIRECTORS

The Company's success depends to a significant extent on the participation of its non-management directors in meetings of the Board of Directors and its committees. In recognition of the importance of such participation, the Board of Directors and the Audit Committees have approved and recommended, subject to the approval of the shareholders of the Company, that all non-management directors of the Company, serving as of the date of the Annual Meeting or as of any future date, shall receive the following compensation:

Cash Compensation:

The Company shall pay cash compensation to the non-management directors in the form of a yearly retainer of $10,000 USD as consideration for their participation as members of the board of directors. Non-management members of the board who serve on one or more committees will receive an additional yearly retainer of $5,000 USD.  In addition, a "per meeting day" fee of $1,000 USD will be provided to each non-management director as compensation for their participation in board and/or committee meetings on a given day, provided that if such participation is both by telephone and less than 4 hours in total, then such "per meeting day" fee shall be $500 USD.

Grant of Options:

Each non-management director shall be granted options (each, an "Option" and collectively, the "Options") to purchase Ordinary Shares pursuant to the following terms:

(i) an initial grant to purchase 40,000 Ordinary Shares shall be granted to each non-management director on the following terms:

(a) if approved, the Options are to be granted as of the date of the shareholders` approval;

(b) each Option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price on the date of such grant as reported by The Nasdaq Capital Market;

(c) the Options shall vest as follows: (1) 10,000 Options shall be fully  vested at time of grant; (2) 10,000 Options shall vest annually for a period of three years, starting from the first anniversary of the initial grant date; and

(d) any and all other terms and conditions pertaining to the grant of the Options shall be in accordance with, and subject to, the "Compugen Share Option Plan (2000)" and the Company's standard option agreement that shall be executed by each director and by the Company promptly after the date of the annual meeting of shareholders;

(ii) On each annual anniversary of the initial grant, an additional annual grant of Options to purchase 10,000 Ordinary Shares to each non-management director then serving on the board of directors, with the following terms:

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(a) each Option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price on the date of such additional grant, as reported by The Nasdaq Capital Market;

(b) the Options shall vest as follows: 3,333 of the Options shall vest on each of the first two anniversary dates of such grant and 3,334 on the third anniversary date; and

(c) any and all other terms and conditions pertaining to the grant of the Options shall be in accordance with, and subject to, the "Compugen Share Option Plan (2000)" and the Company's standard option agreement that shall be executed by each director and by the Company promptly after the date of the annual meeting of shareholders.

Notwithstanding (i) and (ii) above, all Options granted to non-management directors shall be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company`s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company`s equity or voting power by any shareholder or group of shareholders.

Notwithstanding the terms of the "Compugen Share Option Plan (2000)" all Options granted above which shall be vested as of the date of termination of services by a non-management director to the Company, may be exercised within one year after the cessation of his or her term as a director of the Company.

The Board of Directors will present the following resolution at the Meeting:

"RESOLVED to approve the terms of the cash and stock compensation of the Company`s non-management directors in accordance with the terms as described in Proposal 2 of the Company`s Proxy Statement dated June 13, 2007"

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the terms of compensation of the Company`s non-management directors.

The Board of Directors recommends that the shareholders vote "FOR" the approval of the terms of compensation of the Company`s non-management Directors.

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PROPOSAL NO. 3

APPROVAL OF STOCK OPTION ISSUANCE TO OUR CHAIRMAN OF THE BOARD

   The Company`s success depends to a significant extent on the performance of its Chairman of the Board. The loss of the services of the Chairman of the Board could have an adverse effect on the Company. Mr. Gerstel requested that his compensation be entirely in the form of stock options and none in cash, and furthermore, that each such option, even if vested, shall not be exercisable if at the time of exercise, the Company`s share price is less than $10 per Ordinary Share.  Therefore, in recognition of the importance of his services to the Company, the Board and its Audit Committee have approved, subject to the approval of the shareholders of the Company, the grant of options (each, an "Option" and collectively, the "Options") to the Chairman of the Board under the general terms of the "Compugen Share Option Plan (2000)" and the following terms and conditions:

1.  Number of options to be granted:  500,000

2. Vesting Schedule: Monthly over a period of 4 years.  83,333 options shall be vested as of August 1, 2007 and the remaining 416, 667 options shall vest as follows:  10,416 options shall vest on a monthly basis over a period of 39 months thereafter, and 10,443 options shall vest in month 40 thereafter.

3. Limitation to exercising vested Options: Each vested Option shall not be exercisable if at the time of exercise, the closing price of the Company`s Ordinary Shares as reported by The Nasdaq Capital Market is less than $10 USD per Ordinary Share.

4. Exercise price per Option: Each Option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price known at the date of the Meeting, as reported by The Nasdaq Capital Market

Any and all other terms and conditions pertaining to the grant of the Options shall be in accordance with, and subject to, the "Compugen Share Option Plan (2000)" and the Company's standard option agreement that shall be executed by the Chairman of the Board and by the Company promptly after the date of the Meeting.

The Board of Directors and the Audit Committee will present the following ordinary resolution at the Meeting:

"RESOLVED, that following the approval and recommendation by the Board of Directors of the Company and the Audit Committee of the Board of Directors, in compliance with the requirements of the Companies Law, the Company`s Chairman of the Board will be granted stock options to purchase Ordinary Shares of the Company as set forth in Proposal 3 of the Proxy Statement of the Company dated June 13, 2007"

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

The Board of Directors recommends that the shareholders vote "FOR" the approval of the grant of Options to our Chairman of the Board of Directors.

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PROPOSAL NO. 4

APPROVAL OF CERTAIN COMPENSATION TO OUR CHIEF EXECUTIVE OFFICER AND DIRECTOR

Under Israeli law, the terms of service of the members of the Board of Directors of the Company requires the approval of the Audit Committee, Board of Directors and shareholders of the Company, in such order.  In exchange for services to be rendered by Mr. Alex Kotzer as the Company`s Chief Executive Officer, each of the Audit Committee and the Board of Directors of the Company has approved certain modifications to his compensation package, as set forth below.

For calendar year 2006, Mr. Kotzer requested that a portion of his gross salary (which was previously approved by the shareholders of the Company) be provided to him in the form of Ordinary Shares and that his salary be determined in New Israeli Shekels. Pursuant to this request, the cash portion of Mr. Kotzer`s shareholders` approved gross salary for 2006 was reduced by approximately $28,000.

The Audit Committee and the Board of Directors of the Company has approved, subject to the approval of the shareholders of the Company, that Ordinary Shares, in a number equal to (i) $28,000, divided by (ii) the closing price of the Company`s Ordinary Shares known at the date of the Meeting, as reported by The Nasdaq Capital Market, be issued to Mr. Kotzer (the "Cash Replacement Shares") as consideration for the deduction of such amount from his 2006 salary.

In appreciation for his efforts and achievements, and in recognition of the significant progress of the Company during 2006, the Audit Committee and the Board of Directors of the Company recommended, subject to the approval of the Company`s shareholders, that Mr. Kotzer be paid a cash bonus, grossed up to cover the taxes payable by Mr. Kotzer as a result of issuing to him the Cash Replacement Shares.

The Board of Directors will present the following resolution at the Meeting:

"RESOLVED that following the approval and recommendation by the Board of Directors of the Company and the Audit Committee of the Board of Directors, in compliance with the requirements of the Companies Law, the Company`s Chief Executive Officer and director shall receive the compensation set forth in Proposal 4 of the Proxy Statement of the Company dated June 13, 2007".

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

The Board of Directors recommends that the shareholders vote "FOR" the approval of the compensation for the Company`s Chief Executive Officer and director.

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PROPOSAL NO. 5

APPROVAL OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION

Pursuant to the Companies Law, the amendment of the Company`s Articles of Association requires the approval of the shareholders of the Company. Due to recent changes of the Companies Law and its regulations, the Company wishes to amend its Articles of Association so that they provide the Company with the maximum flexibility permitted by the Companies Law and its regulations. In compliance with the Companies Law, at the Meeting, the shareholders will be requested to adopt the amended and restated Articles of Association, in the form attached as Exhibit A to the this Proxy Statement (which shows the proposed changes relative to the Company`s current Articles of Association) and to adopt the resolution set forth below.

"RESOLVED that the Company shall adopt amended and restated Articles of Association as set forth in Proposal 5 of the Proxy Statement dated June 13, 2007."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

The Board of Directors recommends that the shareholders vote "FOR" the adoption of the Company`s amended and restated Articles of Association.

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PROPOSAL NO. 6

APPROVAL OF EXTENSION OF THE TERM DURING WHICH NON-MANAGEMENT DIRECTORS MAY EXERCISE VESTED OPTIONS AFTER THE TERM OF THEIR SERVICE

The Company`s success depends to a significant extent on the performance of its non-management directors. In recognition for the services by any such non-management directors to the Company, and in connection with any options then held by any non-management directors, the shareholders of the Company shall be requested to adopt the resolution set forth below.

The Board of Directors and the Audit Committee will present the following ordinary resolution at the Meeting:

"RESOLVED to approve and to recommend to the shareholders that, with respect to any options then held by any non-management director, the period of time during which such non-management director may exercise any vested options as of the date of termination of services to the Company, be extended for one year after the cessation of his or her term as a director of the Company."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

The Board of Directors recommends that the shareholders vote "FOR" the extension of the term during which non-management directors may exercise vested options after the term of their service as set forth above.

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PROPOSAL NO. 7

APPROVAL OF DIRECTORS AND OFFICER LETTER OF INDEMNIFICATION

Under the Companies Law, a company may undertake, provided that such actions are authorized by such company`s Articles of Association, to indemnify an office holder (as such term is defined in the Companies Law) ("Office Holder") for monetary liability incurred by him or her pursuant to a judgment, including a settlement or arbitration decision approved by a court, as well as for reasonable legal expenses incurred by him or her in an action brought against him or her by or on behalf of the company or others, or as a result of a criminal charge of which he or she was acquitted, or as a result of a criminal procedure in which he or she was convicted of a felony which does not require proof of criminal intent, provided that any such liability or expense incurred by such Office Holder is due to an action performed by such Office Holder by virtue of his or her position with the company, all subject to further terms, conditions and limitations as are set forth in the Companies Law.

Under the Companies Law, a company is entitled to undertake in advance to indemnify an Office Holder for the breach of his or her duty of care, provided that the Articles of Association of such company permit such indemnification in advance and further provided that such indemnification shall be limited to the type of events that, in the discretion of the Board of Directors of such company, may be anticipated at such time of undertaking and that such undertaking shall be limited to an amount which the Board of Directors of such company deems reasonable in light of the applicable circumstances, all subject to further terms, conditions and limitations as are set forth in the Companies Law.

Under the Companies Law, a company is also entitled to exempt an Office Holder from any liability for damages caused as a result of a breach of his or her duty of care to the Company, all subject to further terms, conditions and limitations as are set forth in the Companies Law.

The Board of Directors and the Audit Committee will present the following ordinary resolution at the Meeting:

"RESOLVED, that, subject to and to the fullest extent permitted by the provisions of the Companies Law, the Company undertake in advance to indemnify and exempt its Office Holders for monetary liability incurred in connection with their position as Office Holders, provided that in the aggregate such indemnification shall not exceed $5,000,000."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

The Board of Directors recommends that the shareholders vote FOR the approval of the undertaking to indemnify and exempt Office Holder as set forth above.

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PROPOSAL NO. 8

APPROVAL OF APPOINTMENT
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AUTHORIZATION OF AUDIT COMMITTEE DETERMINATION OF REMUNERATION

The audit committee of our Board of Directors has selected Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2007.

Shareholder approval of the appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending December 31, 2007 is required under the Companies Law.  The Audit Committee of our Board of Directors believe that such appointment is appropriate and in the best interests of the company and its shareholders.  Subject to the approval of this proposal, the Audit Committee will fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company.

The Board of Directors and the Audit Committee will present the following ordinary resolution at the Meeting:

"RESOLVED, that Kost Forer Gabbay & Kasierer be appointed as the Company`s independent registered public accounting firm for the fiscal year ending December 31, 2007, and that the Company`s Audit Committee shall be authorized to determine their remuneration in accordance with the volume and nature of their services."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

The Board of Directors recommends that the shareholders vote FOR the approval of the appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending December 31, 2007, and the authorization of our audit committee to determine their remuneration in accordance with the volume and nature of their services.

OTHER BUSINESS

Management of the Company knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Martin Gerstel

Chairman of the Board

Tel Aviv, Israel

June 13, 2007

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Exhibit A

Effective Date:  [              ], 2007

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF COMPUGEN LTD.

PRELIMINARY

1. Company Name

The name of the Company is "Compugen Ltd." (the "Company").

2. Purpose

The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999 (the "Companies Law").

3. Interpretation

(a) Unless the subject or the context otherwise requires:  (i) words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings defined therein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender; and (iv) words and expressions importing persons shall include bodies corporate.

(b) The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

(c) The specific provisions of these Articles shall supercede the provisions of the Companies Law to the extent permitted under the Companies Law.  With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law shall govern.

4. Limitation of Liability

The liability of each shareholder for the Company's obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares held by such shareholder.

SHARE CAPITAL

5. Authorized Share Capital

The share capital of the Company is NIS 500,000 (five hundred thousand New Israeli Shekels) divided into 50,000,000 (fifty million) Ordinary Shares of a nominal value of NIS 0.01 each (the "Ordinary Shares").

6. Ordinary Shares

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The Ordinary Shares of the Company confer on the holders thereof rights to receive notice of, attend, and vote in meetings of the shareholders, rights to receive dividends, rights to receive a distribution of assets upon liquidation and certain other rights all as are specified in these Articles.

7. Increase of Share Capital

The Company may, from time to time, increase its share capital by the creation of new shares.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the resolution approving the creation of such shares shall provide.  Except to the extent otherwise provided in the resolution creating such new shares, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

8. Special Rights; Modifications of Rights

(a) The Company may, from time to time, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in the resolution pursuant to which such shares are created.

(b) (i) If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate General Meeting of the holders of the shares of such class.

(ii) The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate General Meeting shall be two or more shareholders present in person or proxy and holding not less than thirty-three and a third percent (331/3%) of the issued shares of such class.

(iii) Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, or the creation of a new class of shares identical to an existing class of shares in all respects shall not be deemed, for purposes of this Article 8(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

9. Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a) The Company may, from time to time (subject, however, to the provisions of Article 8(b) hereof and to applicable law):

(i) consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares;

(ii) subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or

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other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(iii) cancel any shares which, at the date of the adoption of such resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv) reduce its share capital in any manner, subject to any authorization or consent required, by law.

(b) With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii) allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii) redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv) cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 9(b)(iv).

SHARES

10. Issuance of Share Certificates; Replacement of Lost Certificates

(a) Share certificates shall bear the stamp or seal of the Company and shall bear the signature of a Director and/ or of any other person or persons authorized thereto by the Board of Directors.

(b) Each shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares.

(c) A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Share Register in respect of such co-ownership.

(d) If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

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11. Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

12. Allotment of Shares

The authorized and unissued shares shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, during such time and for such consideration as the Board of Directors may think fit.

13. Payment in Installments

If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share of the person(s) entitled thereto.

14. Calls on Shares

(a) The Board of Directors may, from time to time, make such calls as it may think appropriate upon shareholders in respect of any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b) Notice of any call shall be given in writing to the shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made; provided, however, that before the time for any such payment, the Board of Directors may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place.  In the event of a call payable in installments, only one notice thereof need be given.

(c) If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d) The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e) Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory

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rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe.

(f) Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

15. Prepayment

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder's shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors.  The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article 15 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

16. Forfeiture and Surrender

(a) If any shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, and subject to the provisions of Section 181 of the Companies Law, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made.  Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys' fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b) Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c) Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d) The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e) Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

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(f) Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 14(e) above, and the Board of Directors, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

(g) The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 16.

17. Lien

(a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for such shareholders debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not.  Such lien shall extend to all dividends from time to time declared in respect of such share.  Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b) The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, or such shareholder's executors or administrators.

(c) The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the shareholder, such shareholder's executors, administrators or assigns.

18. Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint a person to execute an instrument of transfer of the shares so sold and cause the purchaser's name to be entered in the Share Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after such purchaser's name has been entered in the Share Register in respect of such

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shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19. Redeemable Shares

The Company may, subject to the provisions of the Companies Law, issue redeemable shares and redeem the same upon such terms and conditions as determined by the Board of Directors.

TRANSFER OF SHARES

20. Effectiveness and Registration

The shares of the Company are freely transferable.  No transfer of shares shall be registered unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company, together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require.  Until the transferee has been registered in the Share Register in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.  The Board of Directors, may, from time to time, prescribe a reasonable fee for the registration of a transfer.

21. Suspension of Registration

The Board of Directors may, in its discretion to the extent it deems necessary, close the Shareholder Register for registrations of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company for the period during which the Shareholder Register is so closed.

22. Record Date for Notices of General Meetings and Other Action

Notwithstanding any provision of these Articles to the contrary, in order to allow the Company to determine the shareholders entitled to notice of, or to vote at, any Annual or Special General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of, or to take or be the subject to, any other action, the Board of Directors may fix a record date, which shall not be more than forty (40) (or any longer period permitted under the Companies Law), nor less than four (4) days before the date of such meeting or other action. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. No persons other than holders of record of shares of the Company as of such record date shall be entitled to notice of and to participate in and vote at such General Meeting, or to exercise such other right, as the case may be.

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TRANSMISSION OF SHARES

23. Decedents' Shares

(a) In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 23(b) have been effectively invoked.

(b) Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

24. Receivers and Liquidators

(a) The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder.

(b) The receiver or liquidator of a corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

25. Annual General Meeting

(a) An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place either within or without the State of Israel as may be determined by the Board of Directors.

(b) Subject to the provisions of these Articles, the function of the Annual General Meeting shall be to elect the members of the Board of Directors; to receive the Financial Statements, to appoint the Company`s auditors and to fix their remuneration and to transact any other business which under these Articles or the Companies Law are to be transacted at a General Meeting.

26. Special General Meetings

(a) All General Meetings other than Annual General Meetings shall be called "Special General Meetings."

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(b) The Board of Directors may, whenever it thinks fit, convene a Special General Meeting at such time and place, within or out of the State of Israel, as may be determined by the Board of Directors.

(c) The Board of Directors shall be obligated to convene a Special General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, upon requisition in writing in accordance with the Companies Law.

  27. Notice of General Meetings; Omission to Give Notice

(a) Not less than twenty-one (21) days' prior notice, or thirty-five (35) days' prior notice to the extent required under regulations promulgated under the Companies Law,  shall be given of every General Meeting.  Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, as well as any other information required by the Companies Law or any regulation promulgated thereunder, said notice to be given to all shareholders who will be entitled to attend and vote at such meeting and delivered or publicized in any manner permitted under the Companies Law.  Anything therein to the contrary notwithstanding, with the consent of all shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.

(b) The accidental omission to give notice of a meeting to any shareholder, or the non-receipt of notice sent to such shareholder, shall not invalidate the proceedings at such meeting.

(c) Notwithstanding anything to the contrary in this Article 27, and subject to any applicable stock exchange rules or regulations, notice by the Company of a General Meeting which is published in two daily newspapers in Israel shall be deemed to have been duly given on the date of such publication to any shareholder whose address as listed in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel, and notice by the Company of a General Meeting which is published in one daily newspaper in New York, New York, U.S.A. or in one international wire service shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the

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Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside Israel.  The date of publication of a notice of a General Meeting as set forth in this Article, and the date of the meeting shall be counted as part of the days comprising any notice period with respect to such General Meeting.

(d) Any shareholder or  shareholders, holding at least one percent (1%) of the voting rights in the issued share capital of the Company, may, pursuant to the Companies Law, request that the Board of Directors include a certain item on the agenda of the meeting to be held in the future. In addition, subject to the Companies Law, the Board of Directors may include such subject in the agenda only if such request has been submitted to the Company in writing at least eight (8) weeks prior to the date of the meeting (or such shorter period as may be determined by the Board of Directors).PROCEEDINGS AT GENERAL MEETINGS

28. Entitlement to Notice; Participation

(a) Notice shall be given to all shareholders registered in the Company`s Share Register.

(b) The Board of Directors shall set a record date, which date shall comply with the requirements of the Companies Law.  Shareholders of record, as set forth in the Company`s Share Register, on the day determined by the Board of Directors and set forth in the notice of General Meeting shall be entitled to participate and vote in the General Meeting.

29. Quorum

(a) Two or more shareholders (not in default in payment of any sum referred to in Article 35(a) hereof), present in person, by proxy or by proxy card and holding shares conferring in the aggregate thirty-three and a third percent (33 1/3%) or more of the voting power of the Company, shall constitute a quorum at General Meetings.  No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

(b) If within an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Article 26(c), shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment.  No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any two (2) shareholders (not in default as aforesaid) present in person, by proxy or by proxy card, shall constitute a quorum.

(c) The Board of Directors may determine, in its discretion, the matters that may be voted upon at the meeting by proxy in addition to the matters listed in Section 87(a) of the Companies Law.

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30. Chairman

The Chairman, if any, of the Board of Directors shall preside as Chairman at every General Meeting of the Company.  If there is no such Chairman, or if at any meeting such Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the shareholders present shall choose someone of their number to be Chairman.  The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he or she is also a shareholder or such proxy).

31. Adoption of Resolutions at General Meetings

(a) Except with respect to matters which require the approval of a special majority under the Companies Law, all resolutions of the shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the meeting, in person, by proxy or by proxy card, and voting thereon.

(b) Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any shareholder present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot.  A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands.  If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.  The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another shareholder may then demand such written ballot.  The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.  All votes properly tendered by proxy card, as set forth in Article 33(c)(iii), with respect to a given resolution shall be counted for purposes of determining the outcome of any vote with respect to such resolution taken by show of hands or by secret ballot.

(c) A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

32. Manner of the Meeting

The Board of Directors may, in its absolute discretion, resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the general meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that shareholders attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

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(b) hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place(s); and

(c) be heard by all other persons so present in the same way.

33. Resolutions in Writing

A resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or to which all such shareholders have given their written consent (by letter, telegram, telex, facsimile, email or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

34. Power to Adjourn

(a) The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b) It shall not be necessary to give any notice of an adjournment, unless the meeting is adjourned for thirty (30) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

35. Voting Power

Subject to the provisions of Article 36(a) and subject to the rights of holders of shares with special rights as to voting, every shareholder shall have one vote for each share held by such shareholder of record, on every resolution, without regard to whether the vote hereon is conducted by a show of hands, by written ballot or by any other means.

36. Voting Rights

(a) No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by such shareholder in respect of such shareholder's shares in the Company have been paid.

(b) A company or other corporate body being a shareholder of the Company may, subject to applicable law, authorize any person to be its representative at any meeting of the Company or execute or deliver a proxy on its behalf.  Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power that the latter could have exercised if it were an individual shareholder.  Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

(c) Any shareholder entitled to vote may vote in one of the following manners:

(i) personally;

(ii) by proxy (who need not be a shareholder of the Company);

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(iii) by proxy card, provided it is completed and returned to the Company`s offices in accordance with its terms; or

(iv) if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 36(b).

(d) If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person, by proxy or by proxy card, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Share Register.

37. Proxies; Instrument of Appointment

(a) The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

"I ____________ (Name of Shareholder)  of __________ (Address of Shareholder) being a shareholder of Compugen Ltd. hereby appoint ______________ (Name of Proxy) of ____________ (Address of Proxy) as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the _____ day of _______, 20__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 20__.

_________________________
(Signature of Appointer)"

or in any usual or common form or in such other form as may be approved by the Board of Directors, including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy.  It shall be duly signed by the appointer or his duly authorized attorney, which signature shall be confirmed by an advocate or notary or bank or in any other manner acceptable to the Chairman or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b) The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Registered Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than two (2) hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such meeting.

(c) Proxy cards shall be in such form, and substance, as shall be prescribed by the Board of Directors.  Proxy cards shall be completed and delivered to the Company (at its Registered Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) in accordance with its terms.

(d) A vote cast pursuant to an instrument appointing a proxy or by proxy card shall be valid notwithstanding the previous death, liquidation or winding-up of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further,

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that the appointing shareholder, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise.

(e) An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under this Article 37(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 37(b) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 37(b) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

38. Powers of Board of Directors

(a) General. The Board of Directors shall determine the Company's policies, oversee the activities of the Chief Executive Officer, and take such other actions as are described in Section 92 of the Companies Law.  The Board of Directors shall be empowered to exercise any power of the Company not conferred upon by the Companies Law or by these Articles on any other organ of the Company.  The authority conferred on the Board of Directors by this Article 38 shall be subject to the provisions of the Companies Law and of these Articles.

(b) Borrowing Power.  The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c) Reserves.  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any

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such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

39. Exercise of Powers of Directors

(a) A meeting of the Board of Directors at which a quorum is present, whether in person or by any other means by which the Directors may hear each other simultaneously, shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b) A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

(c) The Board of Directors is authorized to adopt any resolution without an actual meeting, provided that all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Board of Directors) have agreed in writing or given their consent (by telephone, e-mail, facsimile, letter or otherwise) to the adoption of such resolution.  In the event of the adoption of a resolution pursuant to this Article 39(c), the Chairman of the Board shall state in the minutes the manner in which each Director voted on the resolution and the fact that all directors consented to the adoption of the resolution without the convening of a meeting.

40. Audit Committee

(a) The Board of Directors shall appoint an Audit Committee (all of whose members must be Directors) comprised of at least three Directors, including all of the Outside Directors.  The composition of the Audit Committee shall be in compliance with the Companies Law and with the rules of any stock exchange on which the shares of the Company are traded.

(b) The duties of the Audit Committee shall be as provided by applicable law and shall include:

(i) to detect any deficiencies in the business management of the Company, by among other things consulting with the Company`s Internal Auditor and independent auditors, and to propose to the Board of Directors ways of correcting these deficiencies; and

(ii) to decide whether to approve actions and transactions requiring approval of the Audit Committee pursuant to the Companies Law.

41. Delegation of Powers

(a) Subject to Section 112 of the Companies Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons (all of

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whose members must be Directors, at least one of which must be an Outside Director), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any Committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article.  Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b) Without derogating from the provisions of Article 56, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may think appropriate, and may terminate the service of any such person.  The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the terms and conditions of employment, of all such persons, and may require security in such cases and in such amounts as it thinks appropriate.

(c) The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it thinks fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may think fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

42. Number of Directors

(a) The number of members of the Board of Directors (including Outside Directors) shall be determined, from time to time, by the Annual General Meeting, provided that the Board of Directors of the Company shall consist of not less than five (5) directors and not more than fourteen (14) Directors.

(b) The requirements of the Companies Law applicable to Outside Directors shall prevail over the provisions of these Articles to the extent that these Articles are inconsistent with the Companies Law, and shall apply to the extent that these Articles are silent.

43. Election, Appointment and Removal of Directors

(a) The Directors shall be elected and dismissed by the holders of a majority of the shares present and voting at an Annual General Meeting, provided that any vote to appoint or dismiss an Outside Director shall satisfy the requirements of Section 239 or Section 246, as the case may be, of the Companies Law.  Subject to Article 42 above, between annual meetings, the Board shall be empowered to appoint directors, other than Outside Directors, by a majority vote of the directors.

(b) All Directors, except Outside Directors, shall retire at the Annual General Meeting of the Company immediately following the Annual General Meeting at which they were elected, subject to the provisions of sub-article 43(d) below.  The term of office of Outside Directors shall

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be as provided in the Companies Law.

(c) A retiring Director shall be eligible for re-election, provided that Outside Directors shall only be entitled to re-election as provided in the Companies Law.

(d) If at any Annual General Meeting, the places of the vacating directors are not filled, the meeting shall stand adjourned until the same day in the next week at the same time and place, and if at the adjourned meeting the places of the vacating Directors are, again, not filled, the vacating Directors shall be deemed to have been re-elected at the adjourned meeting.  In any event, a retiring director shall remain in office until a new director has been elected or appointed in his or her place.

(e) Notwithstanding anything to the contrary in this Article 43, the shareholders may, at any time, by resolution at a Special General Meeting, discharge from office any member of the Board of Directors (provided that with respect to Outside Directors, the dismissal is effected in accordance with Section 246 of the Companies Law) and/or to appoint a member to the Board of Directors (provided that with respect to Outside Directors, the requirements of Section 239 of the Companies Law are satisfied).

44. Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past, subject to Sections 240 and 245 of the Companies Law with respect to Outside Directors.

45. Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and, pending the filling of any vacancy pursuant to the provisions of Article 43, may temporarily fill any such vacancy; provided, however, that if they number less than a majority of the number provided for pursuant to Article 42 hereof or if the number of Outside Directors drops below two, they may only act in an emergency, and must call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 42 hereof, or at least two Outside Directors, as the case may be, are in office as a result of said meeting.

46. Vacation of Office

(a) The office of a Director shall be vacated by the Director's written resignation.  Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(b) The Company will be entitled, at any time, by resolution of the shareholders at a Special General Meeting, to discharge from office any Director, provided such Director is given a reasonable opportunity to state his or her case before the shareholders at the General Meeting.  The

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power granted by this sub-article shall not apply to Outside Directors, unless such discharge is effected in accordance with Section 246 of the Companies Law.

(c) The office of a Director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) such Director's death, (ii) such Director is convicted of a crime as described in Section 232 of the Companies Law, (iii) such Director is removed by a court of law in accordance with Section 233 of the Companies Law, (iv) such Director becomes legally incompetent, or (v) such Director is declared bankrupt, or (vi) if such Director is a corporate entity, upon its winding-up liquidation, whether voluntary or involuntary.

47. Remuneration of Directors

No Director shall be paid any remuneration by the Company for such Director's services as a member of the Board of Directors or for any other services provided to the Company, unless such remuneration has been approved pursuant to the provisions of the Companies Law.

48. Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Office Holder in which contract or business such Office Holder has a personal interest, directly or indirectly; and may enter into any contract of otherwise transact any business with any third party in which contract or business an Office Holder has a personal interest, directly or indirectly.

49. [Intentionally left blank][Note to Compugen:  this placeholder originally contained provisions for the appointment of alternate directors, which were deleted the request of the Company at some prior meeting. Is this still the position of the Compan or is there any reason to replace the alternate directors provisions?]

PROCEEDINGS OF THE BOARD OF DIRECTORS

51. Meetings

(a) The Board of Directors shall convene meetings as required to fulfill the needs of the Company, but in any event shall convene at least one meeting in every three month period.  The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.  Meetings of the Board of Directors may be held telephonically or by any other means of communication provided that each Director participating in such meeting can hear all of the other Directors participating in such meeting.

(b) The Chairman of the Board of Directors may convene a meeting of the Board of Directors, but not less than two (2) days' written notice shall be given of any meeting, unless such notice is waived in writing by all of the Directors as to a particular meeting.  The notice of meeting shall include the agenda of the meeting.  Notice of the meetings of the Board of Directors shall be sent to each Director in any reasonable manner at the last physical or email address or telephone or facsimile number that the Director provided to the Company.

(c) Upon the receipt of a written request under any of the following circumstances, the Chairman of the Board of Directors shall, and in the absence of a Chairman, any Director receiving such written request shall, convene a meeting of the Board of Directors, but not less than two (2)

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days' written notice shall be given of any meeting, unless such notice is waived in writing by all of the Directors as to a particular meeting:

(i) upon the receipt of a written request from any two Directors, or in the event that there are five or less Directors serving in office at the time, upon the written request of any Director;

(ii) upon the receipt of a written request from any Director requesting that a meeting be adjourned and stating that he or she has learned of an alleged violation of the law or  proper business procedure by the Company.

(iii) upon the receipt of any written request from the Chief Executive Officer of the Company requesting an action of the Board of Directors; or

(iv) upon the receipt of a written request from the independent auditor(s) of the Company regarding material flaws in the oversight of the Company's internal accounting methods.

(c) A resolution in writing signed by all of the Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Audit Committee, and in the absence of such determination by the Chairman of the Board of Directors)  or to which all of such Directors have given their consent (by letter, telegram, telex, facsimile, email or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.

52. Quorum

(a) Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person, or by telephone conference of a majority of the Directors then in office who are lawfully entitled to participate in the meeting (as conclusively determined by the Chairman of the Board of Directors).

(b) If within an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such time, date and place as the Chairman may determine, provided that not less than two (2) days' written notice shall have been provided to each of the Directors of such meeting.  No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any two (2) members present in person shall constitute a quorum.

(c) Notwithstanding anything to the contrary in this Article 52, the quorum for purposes of discussing and resolving upon the termination or suspension of the services of the Internal Auditor of the Company shall be a majority of the Directors then in office.

53. Chairman of the Board of Directors

The Board of Directors may from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place.  The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting, or if the appointed Chairman is unwilling to take the chair, the Directors present shall choose one of their number to be the chairman of such meeting.  The Chief Executive

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Officer of the Company shall not serve as the Chairman of the Board of Directors, and the Chairman of the Board of Directors shall not be granted authorities of the Chief Executive Officer, unless such appointment, or grant, as the case may be, is approved by the shareholders in a General Meeting in accordance with Section 121(c) of the Companies Law.  The office of Chairman shall not entitle such Director to a second or casting vote.

54. Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

MINUTES

55. Minutes

(a) Minutes of each General Meeting and of each meeting of the Board of Directors (or any committee thereof) shall be recorded and duly entered in books provided for that purpose and shall be held by the Company at its principal place of office or its Registered Office or such other place as shall have been determined by the Board of Directors. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereby.

(b) Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

Chief Executive officer

56. Chief Executive Officer

(a) The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title).  The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time.  The Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)'s place.

(b) The Chief Executive Officer(s) shall manage the business of the Company, subject to the policies established by the Board of Directors, such limitations and restrictions as are set forth in these Articles or as the Board of Directors may from time to time prescribe, and the provisions of the Companies Law.

(c) The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer's employment, subject to the provisions of the Companies Law.

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(d) Subject to the provisions of the Companies Law and provided the Board of Directors has authorized him or her to do so, the Chief Executive Officer of the Company may appoint additional Officer Holders (as such term is defined in the Companies Law) of the Company (other than Directors and Chief Executive Officers), and determine the duties and powers of such Office Holders, and the terms and conditions of such Office Holders' employment.  The Chief Executive Officer shall notify the Board of Directors of each such appointment at the first meeting of the Board of Directors following such appointment.

INTERNAL AUDITOR

57. Internal Auditor

The Board of Directors shall appoint an internal auditor pursuant to a recommendation of the Audit Committee.  The following persons shall not serve as the Internal Auditor of the Company: (i) any Interested Party of the Company; (ii) any Office Holder of the Company; (iii) any relative of either of the foregoing; and (iv) the Company`s independent auditor(s) or anyone on their behalf.

INDEMNIFICATION AND INSURANCE

58. Indemnity and Insurance

58.1 Insurance: Subject to the provisions of any Law, the Company may enter into a contract to insure against the liabilities of its Office Holders for an obligation imposed on an Office Holder in consequence of an act  done by the Office Holder in his capacity as an Office Holder of the Company, in any of the following cases:

(a)    A breach of the duty of care owed to the Company or to any other person;

(b)    A breach of the fiduciary duty owed to the Company, provided that, the Office Holder acted in good faith and had reasonable grounds to assume that such act would not injure the Company;

(c)    A monetary liability imposed on him in favor of another person.

58.2 Indemnification. Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any other applicable Law, the Company may indemnify any of its Office Holders to the fullest extent permitted by the Companies Law as follows:

(a)    retrospectively; and

(b)    undertake in advance to indemnify the Office Holders with respect to liabilities or expenses, imposed on such Officer or incurred by him in consequence of an act which he has performed by virtue of being an Officer, as listed below:

(i)                  A monetary obligation imposed on the Office Holder in favor of another

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(ii)                person pursuant to a judgment, including a judgment given in settlement or a court-approved arbitration award, provided that the undertaking to indemnify will be limited to: (1) those categories of events which the Board resolves that in its opinion can be foreseen at the time the undertaking to indemnify is given in light of the Company`s then current activities; and (2) such amounts or criteria which the Board sets as reasonable under the circumstances;

(iii)               Reasonable litigation expenses, including attorney`s legal fees, actually paid by the Office Holder in consequence of an investigation or proceeding instituted against the Office Holder by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against the Office Holder and without imposing on the Office Holder a financial obligation in lieu of criminal proceedings, or that resulted without filing an indictment against the Office Holder but with imposing on such Office Holder a financial obligation in lieu of criminal proceedings in respect of an offense that does not require the proof of criminal intent;

For the purposes hereof: (i) "a proceeding that ended without an indictment in a matter in respect of which an investigation was conducted"; and (ii) "financial obligation in lieu of a criminal proceeding", shall have the meanings specified in Section 260(a)(1A) of the Companies Law.

(iv)              Reasonable litigation costs, including attorney`s legal fees incurred by the Office Holder or which the Office Holder is ordered to pay by a court, in a proceeding filed against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge of which the Office Holder is acquitted, or in a criminal charge of which the Office Holder is convicted of an offense that does not require proof of criminal intent.

58.3 Exemption of Office Holders. Subject to the provisions of the Companies Law, the Company may exempt its Office Holders in advance for all or any of such Office Holders` liability for damage in consequence of a breach of the duty of care vis-à-vis the Company, other than for a breach of duty of care stemming from a Distribution (as such term is defined in the Companies Law) and for a willful or reckless breach of duty of care, excluding a breach of duty of care due to negligence.

58.4 The provisions of this Article 58 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or indemnification and/or exculpation, in favour of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.

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RIGHTS OF SIGNATURE and RUBBER STAMP

59. Rights of Signature and Rubber Stamp

(a) The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company, together with the Company's rubber stamp or the Company's name in print or handwriting, shall bind the Company insofar as such person(s) acted and signed within the scope of such person's authority.

(b) The Company shall have at least one official rubber stamp.

DIVIDENDS

60. Declaration of Dividends

(a) Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to the Board of Directors to be justified by the profits of the Company.  Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

(b) No dividend shall be paid otherwise than out of the profits of the Company.

61. Amount Payable by Way of Dividends

(a) Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal value, if any.  No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

(b) No dividend shall carry interest as against the Company.

62. Payment in Specie

Upon the determination of the Board of Directors, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the

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credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

63. Implementation of Powers under Articles 61 and 62

For the purpose of giving full effect to any resolution under Articles 62 or 64, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may determine the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

64. Deductions from Dividends

The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by such shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

65. Retention of Dividends

(a) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 23 or 24, entitled to become a shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

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66. Unclaimed Dividends

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed.  The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company; provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

67. Mechanics of Payment

Any dividend or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may by writing direct.  Every such check shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company.  Every such check shall be sent at the risk of the person entitled to the money represented thereby.

68. Receipt from a Joint Holder

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS; AUDITORS

69. Books of Account

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law.  Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think appropriate, and they shall always be open to inspection by all Directors.  No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a resolution of a General Meeting of the Company.

70. Fiscal Year

The Company's fiscal year shall commence on January 1st and end on the following December 31st.

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71. Audit

The Company shall prepare financial statements in accordance with generally accepted accounting principles consistently applied and as required by the Companies Law and any other applicable law.  The Company`s annual financial statements shall be audited for correctness by the Company's auditor and shall be approved and signed by the Board of Directors.

72. Auditors

(a) The shareholders of the Company shall appoint an independent auditor(s) of the Company at the Annual General Meeting.  Such appointment shall be in force until the end of the fiscal year for which the appointment is made, or for a longer period if so resolved at the Annual General Meeting, but in no event for a period of more than three fiscal years. The shareholders of the Company may remove the independent auditor(s) at any time.

(b) The appointment, authorities, rights and duties of the independent auditor(s) of the Company shall be regulated by applicable law.

(c) The Board of Directors shall determine the remuneration of the independent auditor(s), or shall delegate such authority to the Audit Committee, and shall report to the shareholders on such remuneration at the Annual General Meeting.

Donations

73. Donations

The Company shall be entitled to donate reasonable amounts to a cause which the Board of Directors deems worthy, even if such donation is not motivated by business considerations.

NOTICES

74. Notices

(a) Any written notice or other document may be served by the Company upon any shareholder personally or by sending it by mail addressed to such shareholder at such shareholder's address as described in the Share Register or such other address as such shareholder may have designated in writing for the receipt of notices and other documents.  Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Registered Address.  Any such notice or other document shall be deemed to have been served two (2) business days after it has been posted (five (5) business days if sent to a place not located on the same continent as the place from where it was posted), or when actually received by the addressee if sooner than two (2) days or five (5) days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the Chief Executive Officer); provided, however, that notice may be sent by e-mail, facsimile or other electronic means and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given

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twenty-four (24) hours after such e-mail, facsimile or other electronic communication has been sent or when actually received by such shareholder (or by the Company), whichever is earlier.  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 74(a).

(b) All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Share Register, and any notice so given shall be sufficient notice to the holders of such share.

(c) If requested by the Company, each shareholder shall provide the Company with the shareholder's full street and mailing address, as well, if available, with facsimile number and email address. Any shareholder whose address is not described in the Share Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

WINDING UP

75. Winding Up

Subject to the rights of the holders of shares with special rights as to liquidation, if the Company be wound up on liquidation or dissolution, then, subject to applicable law, all the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the respective percentage holdings of all of the Ordinary Shares (assuming for purposes of this calculation, the conversion of any other class of shares into Ordinary Shares).

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